[redacted]

03039279

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

RECD S.E.C.
NOV 26 2003
1086

PROCESSED
NOV 28 2003
THOMSON
FINANCIAL

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for November 26, 2003
(Electronic Report, Schedule or Registration Statement
of Which the Documents Are a Part
(Give Period of Report))

333-106925
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

94288 SAIL 2003-BC12
Form SE (Computational Materials)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 26, 2003.

STRUCTURED ASSET SECURITIES CORPORATION

By: ______________________
Name: Ellen V. Kiernan
Title: Senior Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET INVESTMENT LOAN TRUST

Mortgage Pass-Through Certificates, Series 2003-BC12

$1,101,958,000 (Approximate)
STRUCTURED ASSET INVESTMENT LOAN TRUST, SERIES 2003-BC12
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch)(4)
1-A(5)	$369,445,000	1M Libor	2.69	1-90	11.35%	TBD	11/25/2033	AAA/AAA
2-A(6)	$395,101,000	1M Libor	2.68	1-90	11.35%	TBD	11/25/2033	AAA/AAA
3-A1(7)	$100,250,000	1M Libor	2.66	1-90	11.35%	TBD	11/25/2033	AAA/AAA
3-A2(7)	$87,750,000	1M Libor	1.50	1-48	11.35%	TBD	11/25/2033	AAA/AAA
3-A3(7)	$29,250,000	1M Libor	6.13	48-90	11.35%	TBD	11/25/2033	AAA/AAA
A-IO(8)	Notional	6.00%	N/A	N/A	N/A	N/A	5/25/2005	AAA/AAA
M1	$52,606,000	1M Libor	4.98	38-90	6.60%	TBD	11/25/2033	AA/AA
M2	$30,456,000	1M Libor	4.96	37-90	3.85%	TBD	11/25/2033	A/A
M3	$8,306,000	1M Libor	4.94	37-90	3.10%	TBD	11/25/2033	A-/A-
M4	$8,306,000	1M Libor	4.94	37-90	2.35%	TBD	11/25/2033	BBB+/BBB+
M5	$8,306,000	1M Libor	4.75	37-87	1.60%	TBD	11/25/2033	BBB/BBB
M6	$5,537,000	1M Libor	4.37	37-72	1.10%	TBD	11/25/2033	BBB-/BBB-
B	$6,645,000	6.00%	3.55	37-58	0.50%	N/A	11/25/2033	BB+/BB

To Maturity

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window(2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch) (4)
1-A(5)	$369,445,000	1M Libor	2.93	1-199	11.35%	TBD	11/25/2033	AAA/AAA
2-A(6)	$395,101,000	1M Libor	2.93	1-199	11.35%	TBD	11/25/2033	AAA/AAA
3-A1(7)	$100,250,000	1M Libor	2.89	1-194	11.35%	TBD	11/25/2033	AAA/AAA
3-A2(7)	$87,750,000	1M Libor	1.50	1-48	11.35%	TBD	11/25/2033	AAA/AAA
3-A3(7)	$29,250,000	1M Libor	7.04	48-194	11.35%	TBD	11/25/2033	AAA/AAA
A-IO(8)	Notional	6.00%	N/A	N/A	N/A	N/A	5/25/2005	AAA/AAA
M1	$52,606,000	1M Libor	5.42	38-146	6.60%	TBD	11/25/2033	AA/AA
M2	$30,456,000	1M Libor	5.27	37-126	3.85%	TBD	11/25/2033	A/A
M3	$8,306,000	1M Libor	5.10	37-105	3.10%	TBD	11/25/2033	A-/A-
M4	$8,306,000	1M Libor	4.98	37-97	2.35%	TBD	11/25/2033	BBB+/BBB+
M5	$8,306,000	1M Libor	4.75	37-87	1.60%	TBD	11/25/2033	BBB/BBB
M6	$5,537,000	1M Libor	4.37	37-72	1.10%	TBD	11/25/2033	BBB-/BBB-
B	$6,645,000	6.00%	3.55	37-58	0.50%	N/A	11/25/2033	BB+/BB

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans. Assumed Closing Date of 10/26/03 and assumed First Payment Date of 11/25/2003.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 0.50%.

(4) All Classes of Certificates will be rated by S&P and Fitch.

(5) The Class 1-A Certificates are the Senior Certificates of Group 1.

(6) The Class 2-A Certificates are the Senior Certificates of Group 2.

(7) The Class 3-A1, 3-A2 and 3-A3 Certificates are the Senior Certificates of Group 3.

(8) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 18 distribution dates

Principal Payment Priority

At the Senior level, the collateral is divided into three groups, Group 1, Group 2 and Group 3.

Prior to the Stepdown Date, or whenever a Trigger Event is in effect, all principal from Group 1 will be paid to the Class 1-A Certificates, until reduced to zero, all Group 2 Principal will be paid to the Class 2-A Certificates, until reduced to zero, and Group 3 Principal will be paid as follows: [46.14%] to the Class 3-A1 Certificates and [53.86%] sequentially to the Class 3-A2 and the Class 3-A3 Certificates, until reduced to zero. If the Senior Certificates of any Group have been reduced to zero, all principal from that group will be allocated to the Senior Certificates of the other two Groups, as described above, in proportion to their aggregate principal balances after giving effect to distributions from the related Group on such date. Once the Senior Certificates have been retired, principal will be allocated sequentially to the Class M1, M2, M3, M4, M5, M6 and B Certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the Targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, principal from each Group will be paid to the related Senior Certificates as described above, until the Targeted Senior Enhancement Percentage has been reached. If the Senior Certificates of any Group have been reduced to zero, principal from that Group will be allocated to the Senior Certificates of the other two Groups as described above, in proportion to their aggregate principal balances after giving effect to distributions from the related Group on such date, until the Targeted Senior Enhancement Percentage has been reached. Once the Targeted Senior Enhancement Percentage has been reached, all principal will then be allocated sequentially to the Class M1, M2, M3, M4, M5, M6 and B Certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for such class, as a product of the current loan balance, subject to a floor equal to approximately 0.50% of the Cut-Off Date Pool Balance.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Interest Payment Priority

The Interest Rates for the Class 1-A, 2-A, 3-A1, 3-A2, 3-A3, M1, M2, M3, M4, M5 and M6 Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) 1 Month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis. The Interest Rate for the Class B will be equal to the lesser of (i) 6.00% and (ii) its Net Funds Cap (as defined herein), calculated on a 30/360 basis.

The Interest Rate for the Class A-IO Certificates will, for each Accrual Period through the Accrual Period pertaining to the 18th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 18th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The "Accrual Period" for any Class of LIBOR Certificates, the Class B Certificates and the Class A-IO Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on November 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: Servicing Fee, Trustee Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest *pro rata* to the Class 1-A Certificates and the A-IO(1) Component from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest *pro rata* to the Class 2-A Certificates and the A-IO(2) Component from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest *pro rata* to the Class 3-A1, 3-A2 and 3-A3 Certificates and the A-IO(3) Component from Group 3 Interest;

(5) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, M4, M5, M6 and B, sequentially;

(6) To pay the Credit Risk Manager Fee;

(7) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(8) Any interest remaining after the application of (1) through (7) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Payment Date, as needed to maintain the Overcollateralization Target;

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Interest Payment Priority (continued)

(9) To pay concurrently in proportion of their respective Basis Risk Shortfall and Unpaid Basis risk Shortfall amounts after giving effect to distributions already made on such Distribution Date, to the Class 1-A, 2-A, 3-A1, 3-A2 and 3-A3 Certificates, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap(1);

(10) To pay sequentially to Classes M1, M2, M3, M4, M5, M6 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap(1);

(11) To pay sequentially to Classes M1, M2, M3, M4, M5, M6 and B any Deferred Amounts;

(12) To pay remaining amounts to the holder of the Class X Certificate. (1)

(1) Any amounts received off the Interest Rate Cap will be allocated in steps (9), (10) and (12), in that order of priority.

Class A-IO Notional Amounts

The Components of the A-IO will have a Notional Amount equal to the lesser of the beginning period Collateral balance for the related Group and the following schedule:

Distribution Dates	A-IO(1) Component Notional Amount ($)	A-IO(2) Component Notional Amount ($)	A-IO(3) Component Notional Amount ($)	Class A-IO Total Notional Amount ($)
1-6	87,516,378	93,593,951	51,463,671	232,574,000
7-12	62,511,591	66,852,707	36,759,702	166,124,000
13-18	37,507,180	40,111,866	22,055,954	99,675,000

On and after the 19th Distribution Date, the Class A-IO Notional Amount will be zero.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in 1 Month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The Interest Rate Cap Agreement is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have a strike rate of 1.10% and a ceiling of 5.10%, paying a maximum of 4.00%. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the Interest Rate Cap Agreement will amortize according to its schedule, which will be cast based on the balance of the floating rate bonds outstanding at a prepayment assumption. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	-
2	1,094,329,635.08
3	1,085,349,938.45
4	1,074,945,015.25
5	1,062,887,428.79
6	1,048,498,187.63
7	1,031,786,610.13
8	1,013,591,426.71
9	993,319,757.34
10	970,975,609.11
11	946,002,677.66
12	918,209,667.56

Month	Approximate Notional Balance ($)
13	889,509,641.81
14	852,417,891.46
15	824,483,201.09
16	797,673,775.40
17	771,961,004.65
18	746,382,724.02
19	708,246,564.76
20	676,681,818.84
21	643,611,975.50
22	612,622,253.04
23	583,384,298.72
24	555,762,577.99

On each Distribution Date, the cap provider will make payments equal to the product of (a) the Interest Rate Cap Agreement Notional Balance for that month, (b) the lesser of (i) the excess, if any, of 1 Month LIBOR for such determination date over the strike rate and (ii) 4.00%, and (c) the actual number of days in the corresponding Accrual Period for the transaction divided by 360.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Net Funds Cap

The "Group 1 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Group 2 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Group 3 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 3 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 3 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Mezzanine and Subordinate Class Net Funds Cap" for any Distribution Date will be the weighted average of the Group 1 Senior Net Funds Cap, the Group 2 Senior Net Funds Cap and the Group 3 Senior Net Funds Cap, weighted on the basis of their Group Subordinate Amounts; provided, however, on any Distribution Date after the Senior Certificates related to any two Groups have been reduced to zero, such weighting shall be on the basis of the principal balance of each Group.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group loan balance for the immediately preceding Distribution Date exceeds (2) (I) in the case of the first 18 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the related A-IO Component Notional Amount and (y) the aggregate Group loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Trustee Fee Rate and the Mortgage Insurance Fee Rate, in the case of an Insured Mortgage Loan.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Origination and Servicing

The majority of the mortgage loans were originated by Option One (32.39%), BNC (19.27%), Finance America (14.20%), People's Choice (11.35%), Provident (8.49%), Oakmont (4.08%) and Aurora (3.22%) and as of the closing date will be serviced by Chase (34.30%), Option One (32.48%), Ocwen (30.00%), Aurora (3.22%) and Wilshire (0.00%).

Mortgage Insurance

Approximately 63.76% of the first lien Mortgage Loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Mortgage Guarantee Insurance Corporation ("MGIC") and Radian Guaranty Corp.. This coverage will generally reduce the LTV of the insured loans to 60%.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the Trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the Trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class, as calculated without regard to the applicable Net Funds Cap, exceeds (b) the amount (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B, and the Class M Certificates in inverse order of rank (together with the Class B, Certificates the "Subordinate Certificates"). The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class 1-A, 2-A, 3-A1, 3-A2 or 3-A3 Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the Mortgage Loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised on the first Distribution Date on which it is able to be exercised, beginning with the next succeeding Distribution Date, the margins on Class 1-A, 2-A, 3-A1, 3-A2 and 3-A3 will double and the margins on the Class M1, M2, M3, M4, M5 and M6 will increase to 1.5 times their initial margin.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Credit Enhancement

Subordination

Classes 1-A, 2-A, 3-A1, 3-A2, 3-A3 and A-IO will have limited protection by means of the subordination of the Subordinate Certificates. Classes 1-A, 2-A, 3-A1, 3-A2, 3-A3 and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes 1-A, 2-A, 3-A1, 3-A2 and 3-A3) over Classes having a lower priority of distribution. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" will not step down. The OC Target with respect to any Distribution Date is equal to the initial OC, or approximately 0.50% of the Cut-Off Date collateral balance.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [[ ]]% of the Senior Enhancement Percentage for that Distribution Date.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

1-A	2-A	3-A1	3-A2 / 3-A3	A-IO	
1-A AAA/AAA Libor Floater (Group 1)	2-A AAA/AAA Libor Floater (Group 2)	3-A1 AAA/AAA Libor Floater (Group 3)	3-A2 AAA/AAA Libor Floater (Group 3) 3-A3 AAA/AAA Libor Floater (Group 3)	A-IO AAA/AAA 6.00% Interest Rate	Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Classes 1-A, 2-A, 3-A1, 3-A2 and 3-A3

M1 AA/AA Libor Floater	Classes M1, M2, M3, M4, M5, M6 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.
M2 A/A Libor Floater	
M3 A-/A- Libor Floater	
M4 BBB+/BBB+ Libor Floater	
M5 BBB/BBB Libor Floater	
M6 BBB-/BBB- Libor Floater	
B BB+/BB 6.00% Interest Rate	

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Contacts

MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Bob Caldwell	(212) 526-9519
	Dan Covello	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Summary of Terms	
Issuer:	Structured Asset Investment Loan Trust Series 2003-BC12
Depositor:	Structured Asset Securities Corporation
Trustee:	Wells Fargo Bank Minnesota, N.A.
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day First Payment Date: December 26, 2003
Cut-Off Date:	November 1, 2003
Statistical Calculation Date:	With respect to 1.01% of the loans, 8/29/03; with respect to 84.94% of the loans, 9/30/03; and with respect to 14.05% of the loans, between 10/20/03.
Expected Pricing Date:	November [ ], 2003
Closing Date:	November 26, 2003
Settlement Date:	November 26, 2003 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	November 25, 2003
Day Count:	Actual/360 on Classes 1-A, 2-A, 3-A1, 3-A2, 3-A3, M1, M2, M3, M4, M5 and M6 30/360 on Classes A-IO and B
Collection Period:	2nd day of prior month through 1st day of month of such distribution

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Summary of Terms (continued)	
Servicing Fee:	With respect to 67.61% of the pool, the servicing fee is equal to 0.50% of the loan principal balance annually. The remaining 32.39% of the pool will have an annual fee equal to 0.30% of the loan principal balance for months 1 through 10, 0.40% of the loan principal balance for months 11 through 30, 0.65% of the loan principal balance for months 31 through 48, and 0.80% of the loan principal balance for each month thereafter.
Trustee Fee:	0.00125% of the Group principal balance annually
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for Classes 1-A, 2-A, 3- A1, 3-A2 and 3-A3. Minimum $100,000; increments $1 in excess thereof for the Subordinate Certificates and the Class A-IO.
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, Class M and Class A-IO Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Sensitivity Analysis – To 10% Call					
Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class 1-A					
Avg. Life (yrs)	5.41	3.66	2.69	2.05	1.60
Window (mos)	1-176	1-121	1-90	1-70	1-57
Expected Final Mat.	6/25/2018	11/25/2013	4/25/2011	8/25/2009	7/25/2008
Class 2-A					
Avg. Life (yrs)	5.41	3.65	2.68	2.05	1.60
Window (mos)	1-176	1-121	1-90	1-70	1-57
Expected Final Mat.	6/25/2018	11/25/2013	4/25/2011	8/25/2009	7/25/2008
Class 3-A1					
Avg. Life (yrs)	5.37	3.62	2.66	2.03	1.58
Window (mos)	1-176	1-121	1-90	1-70	1-57
Expected Final Mat.	6/25/2018	11/25/2013	4/25/2011	8/25/2009	7/25/2008
Class 3-A2					
Avg. Life (yrs)	3.11	2.07	1.50	1.15	0.92
Window (mos)	1-98	1-66	1-48	1-33	1-26
Expected Final Mat.	12/25/2011	4/25/2009	10/25/2007	7/25/2006	12/25/2005
Class 3-A3					
Avg. Life (yrs)	12.16	8.28	6.13	4.68	3.55
Window (mos)	98-176	66-121	48-90	33-70	26-57
Expected Final Mat.	6/25/2018	11/25/2013	4/25/2011	8/25/2009	7/25/2008
Class M1					
Avg. Life (yrs)	9.68	6.57	4.98	4.22	3.95
Window (mos)	56-176	37-121	38-90	40-70	42-57
Expected Final Mat.	6/25/2018	11/25/2013	4/25/2011	8/25/2009	7/25/2008
Class M2					
Avg. Life (yrs)	9.68	6.57	4.96	4.13	3.73
Window (mos)	56-176	37-121	37-90	38-70	39-57
Expected Final Mat.	6/25/2018	11/25/2013	4/25/2011	8/25/2009	7/25/2008
Class M3					
Avg. Life (yrs)	9.68	6.57	4.94	4.10	3.67
Window (mos)	56-176	37-121	37-90	38-70	39-57
Expected Final Mat.	6/25/2018	11/25/2013	4/25/2011	8/25/2009	7/25/2008
Class M4					
Avg. Life (yrs)	9.67	6.56	4.94	4.09	3.62
Window (mos)	56-176	37-121	37-90	38-70	38-57
Expected Final Mat.	6/25/2018	11/25/2013	4/25/2011	8/25/2009	7/25/2008
Class M5					
Avg. Life (yrs)	9.34	6.32	4.75	3.91	3.49
Window (mos)	56-171	37-117	37-87	37-67	38-54
Expected Final Mat.	1/25/2018	7/25/2013	1/25/2011	5/25/2009	4/25/2008
Class M6					
Avg. Life (yrs)	8.63	5.81	4.37	3.62	3.20
Window (mos)	56-144	37-98	37-72	37-56	37-45
Expected Final Mat.	10/25/2015	12/25/2011	10/25/2009	6/25/2008	7/25/2007
Class B					
Avg. Life (yrs)	6.86	4.59	3.55	3.16	3.08
Window (mos)	56-116	37-78	37-58	37-45	37-37
Expected Final Mat.	6/25/2013	4/25/2010	8/25/2008	7/25/2007	11/25/2006

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one. Assumed Closing Date of 10/26/03 and assumed First Payment Date of 11/25/2003.**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Sensitivity Analysis – To 10% Call(1)			
% CPR	20%	30%	40%
Class 1-A			
Avg. Life (yrs)	3.54	2.25	1.52
Window (mos)	1-117	1-76	1-54
Expected Final Mat.	7/25/2013	2/25/2010	4/25/2008
Class 2-A			
Avg. Life (yrs)	3.54	2.25	1.52
Window (mos)	1-117	1-76	1-54
Expected Final Mat.	7/25/2013	2/25/2010	4/25/2008
Class 3-A1			
Avg. Life (yrs)	3.54	2.25	1.52
Window (mos)	1-117	1-76	1-54
Expected Final Mat.	7/25/2013	2/25/2010	4/25/2008
Class 3-A2			
Avg. Life (yrs)	2.03	1.26	0.90
Window (mos)	1-64	1-36	1-26
Expected Final Mat.	2/25/2009	10/25/2006	12/25/2005
Class 3-A3			
Avg. Life (yrs)	8.06	5.20	3.37
Window (mos)	64-117	36-76	26-54
Expected Final Mat.	7/25/2013	2/25/2010	4/25/2008
Class M1			
Avg. Life (yrs)	6.36	4.42	3.92
Window (mos)	37-117	39-76	42-54
Expected Final Mat.	7/25/2013	2/25/2010	4/25/2008
Class M2			
Avg. Life (yrs)	6.36	4.36	3.68
Window (mos)	37-117	38-76	39-54
Expected Final Mat.	7/25/2013	2/25/2010	4/25/2008
Class M3			
Avg. Life (yrs)	6.36	4.35	3.59
Window (mos)	37-117	38-76	39-54
Expected Final Mat.	7/25/2013	2/25/2010	4/25/2008
Class M4			
Avg. Life (yrs)	6.35	4.32	3.55
Window (mos)	37-117	37-76	38-54
Expected Final Mat.	7/25/2013	2/25/2010	4/25/2008
Class M5			
Avg. Life (yrs)	6.12	4.15	3.42
Window (mos)	37-113	37-73	38-52
Expected Final Mat.	3/25/2013	11/25/2009	2/25/2008
Class M6			
Avg. Life (yrs)	5.63	3.84	3.17
Window (mos)	37-95	37-61	37-43
Expected Final Mat.	9/25/2011	11/25/2008	5/25/2007
Class B			
Avg. Life (yrs)	4.45	3.25	3.08
Window (mos)	37-76	37-49	37-37
Expected Final Mat.	2/25/2010	11/25/2007	11/25/2006

(1) Assumed Closing Date of 10/26/03 and assumed First Payment Date of 11/25/003.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Sensitivity Analysis – To Maturity					
Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class 1-A					
Avg. Life (yrs)	5.81	3.98	2.93	2.25	1.75
Window (mos)	1-324	1-258	1-199	1-158	1-128
Expected Final Mat.	10/25/2030	4/25/2025	5/25/2020	12/25/2016	6/25/2014
Class 2-A					
Avg. Life (yrs)	5.79	3.97	2.93	2.24	1.75
Window (mos)	1-324	1-258	1-199	1-158	1-128
Expected Final Mat.	10/25/2030	4/25/2025	5/25/2020	12/25/2016	6/25/2014
Class 3-A1					
Avg. Life (yrs)	5.74	3.92	2.89	2.21	1.72
Window (mos)	1-320	1-253	1-194	1-153	1-123
Expected Final Mat.	6/25/2030	11/25/2024	12/25/2019	7/25/2016	1/25/2014
Class 3-A2					
Avg. Life (yrs)	3.11	2.07	1.50	1.15	0.92
Window (mos)	1-98	1-66	1-48	1-33	1-26
Expected Final Mat.	12/25/2011	4/25/2009	10/25/2007	7/25/2006	12/25/2005
Class 3-A3					
Avg. Life (yrs)	13.63	9.48	7.04	5.39	4.10
Window (mos)	98-320	66-253	48-194	33-153	26-123
Expected Final Mat.	6/25/2030	11/25/2024	12/25/2019	7/25/2016	1/25/2014
Class M1					
Avg. Life (yrs)	10.41	7.14	5.42	4.57	4.22
Window (mos)	56-266	37-193	38-146	40-114	42-92
Expected Final Mat.	12/25/2025	11/25/2019	12/25/2015	4/25/2013	6/25/2011
Class M2					
Avg. Life (yrs)	10.21	6.98	5.27	4.37	3.92
Window (mos)	56-236	37-168	37-126	38-98	39-79
Expected Final Mat.	6/25/2023	10/25/2017	4/25/2014	12/25/2011	5/25/2010
Class M3					
Avg. Life (yrs)	9.96	6.79	5.10	4.22	3.76
Window (mos)	56-203	37-142	37-105	38-82	39-66
Expected Final Mat.	9/25/2020	8/25/2015	7/25/2012	8/25/2010	4/25/2009
Class M4					
Avg. Life (yrs)	9.74	6.62	4.98	4.12	3.63
Window (mos)	56-188	37-131	37-97	38-76	38-61
Expected Final Mat.	6/25/2019	9/25/2014	11/25/2011	2/25/2010	11/25/2008
Class M5					
Avg. Life (yrs)	9.34	6.32	4.75	3.91	3.49
Window (mos)	56-171	37-117	37-87	37-67	38-54
Expected Final Mat.	1/25/2018	7/25/2013	1/25/2011	5/25/2009	4/25/2008
Class M6					
Avg. Life (yrs)	8.63	5.81	4.37	3.62	3.20
Window (mos)	56-144	37-98	37-72	37-56	37-45
Expected Final Mat.	10/25/2015	12/25/2011	10/25/2009	6/25/2008	7/25/2007
Class B					
Avg. Life (yrs)	6.86	4.59	3.55	3.16	3.08
Window (mos)	56-116	37-78	37-58	37-45	37-37
Expected Final Mat.	6/25/2013	4/25/2010	8/25/2008	7/25/2007	11/25/2006

(1) 100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one. Assumed Closing Date of 10/26/03 and assumed First Payment Date of 11/25/2003.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Sensitivity Analysis – To Maturity[1]			
% CPR	20%	30%	40%
Class 1-A			
Avg. Life (yrs)	3.84	2.45	1.66
Window (mos)	1-251	1-169	1-121
Expected Final Mat.	9/25/2024	11/25/2017	11/25/2013
Class 2-A			
Avg. Life (yrs)	3.84	2.45	1.66
Window (mos)	1-251	1-170	1-121
Expected Final Mat.	9/25/2024	12/25/2017	11/25/2013
Class 3-A1			
Avg. Life (yrs)	3.84	2.45	1.66
Window (mos)	1-250	1-169	1-121
Expected Final Mat.	8/25/2024	11/25/2017	11/25/2013
Class 3-A2			
Avg. Life (yrs)	2.03	1.26	0.90
Window (mos)	1-64	1-36	1-26
Expected Final Mat.	2/25/2009	10/25/2006	12/25/2005
Class 3-A3			
Avg. Life (yrs)	9.28	6.02	3.95
Window (mos)	64-250	36-169	26-121
Expected Final Mat.	8/25/2024	11/25/2017	11/25/2013
Class M1			
Avg. Life (yrs)	6.92	4.79	4.19
Window (mos)	37-187	39-123	42-88
Expected Final Mat.	5/25/2019	1/25/2014	2/25/2011
Class M2			
Avg. Life (yrs)	6.76	4.62	3.86
Window (mos)	37-163	38-106	39-76
Expected Final Mat.	5/25/2017	8/25/2012	2/25/2010
Class M3			
Avg. Life (yrs)	6.58	4.48	3.69
Window (mos)	37-137	38-89	39-63
Expected Final Mat.	3/25/2015	3/25/2011	1/25/2009
Class M4			
Avg. Life (yrs)	6.42	4.36	3.58
Window (mos)	37-127	37-82	38-58
Expected Final Mat.	5/25/2014	8/25/2010	8/25/2008
Class M5			
Avg. Life (yrs)	6.12	4.15	3.42
Window (mos)	37-113	37-73	38-52
Expected Final Mat.	3/25/2013	11/25/2009	2/25/2008
Class M6			
Avg. Life (yrs)	5.63	3.84	3.17
Window (mos)	37-95	37-61	37-43
Expected Final Mat.	9/25/2011	11/25/2008	5/25/2007
Class B			
Avg. Life (yrs)	4.45	3.25	3.08
Window (mos)	37-76	37-49	37-37
Expected Final Mat.	2/25/2010	11/25/2007	11/25/2006

(1) Assumed Closing Date of 10/26/03 and assumed First Payment Date of 11/25/03.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

A-IO Sensitivity Analysis (1)	
Price (%) (2)	Yield (%)
6.2481	3.997
6.2581	3.746
6.2681	3.497
6.2781	3.248
6.2881	3.000
6.2981	2.753
6.3081	2.507
6.3181	2.262
6.3281	2.017
Mod. Dur.	0.641 (3)

(1) Shown at the Certificate pricing assumption as defined on page one.

(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield. Assumed Closing Date of 10/26/03 and assumed First Payment Date of 11/25/03.

(3) Assumes a price of 6.2881% plus accrued interest.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Available Funds Cap Schedule* (1) (2)

**The Effective Available Funds Cap is shown for the first 24 Distribution Dates. For purposes of this calculation, it was assumed that payments on the Interest Rate Cap were available to the Senior Certificates of each group in proportion to the related Collateral Group Balance.*

Period	Group 3 Funds Cap (%)	Mezz Funds Cap (%)	Period	Group 3 Funds Cap (%)	Mezz Funds Cap (%)
1	4.78644	5.19590	31	8.66307	8.89495
2	8.96873	9.39205	32	8.39201	8.60796
3	8.71617	9.12604	33	8.75090	8.91042
4	8.74762	9.15773	34	8.46644	8.62100
5	9.37746	9.81611	35	9.10462	9.04377
6	8.78746	9.19807	36	9.56138	9.72476
7	9.50583	9.92987	37	9.25003	9.40779
8	9.20646	9.61701	38	9.56619	9.72040
9	9.50977	9.93421	39	9.26508	9.40587
10	9.18803	9.59899	40	9.26214	9.40299
11	9.13668	9.53796	41	10.87526	10.79953
12	9.39299	9.80789	42	9.96463	10.08309
13	9.51065	9.91119	43	10.29313	10.41513
14	9.73558	10.14960	44	9.96802	10.07754
15	9.37128	9.77209	45	10.29662	10.40940
16	9.32184	9.72280	46	9.96092	10.07008
17	10.26685	10.71094	47	10.22159	10.27640
18	9.22063	9.62191	48	10.56645	10.70020
19	10.25945	10.67096	49	10.18936	10.30329
20	9.85165	10.24980	50	10.52913	10.64326
21	10.08454	10.49588	51	10.18568	10.29570
22	9.67184	10.06983	52	10.18188	10.29148
23	10.95071	10.75672	53	10.94976	11.05923
24	11.67019	11.98588	54	10.24272	10.35874
25	7.77175	8.07704	55	10.58015	10.69959
26	8.05985	8.35123	56	10.23498	10.35014
27	7.79828	8.08005	57	10.57215	10.69070
28	7.79671	8.07827	58	10.22724	10.34154
29	9.18723	9.26899	59	10.27991	10.39053
30	8.43964	8.68927	60	10.63989	10.73952

(1) Based on 1 month LIBOR and 6 month LIBOR of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1. Assumed Closing Date of 10/26/03 and assumed First Payment Date of 11/25/03.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

SAIL 2003-BC12 Collateral Summary -Aggregate

Total Number of Loans	6,620	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$1,107,494,619	Yes	26.5%
Average Loan Principal Balance	$167,295	No	73.5%
Fixed Rate	26.6%		
Adjustable Rate	73.4%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	75.5%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.5%	Yes	63.8%
Weighted Average Margin	5.8%	No	36.2%
Weighted Average Initial Periodic Cap	2.8%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.7%	None	24.5%
Weighted Average Floor	7.3%	0.001-1.000	6.6%
Weighted Average Original Term (mo.)	353.1	1.001-2.000	46.7%
Weighted Average Remaining Term (mo.)	352.7	2.001-3.000	22.1%
Weighted Average Loan Age (mo.)	0.4	4.001-5.000	0.2%
Weighted Average Combined LTV	80.2%		
Non-Zero Weighted Average FICO	618	**Geographic Distribution**	
Non-Zero Weighted Average DTI	39.8%	(Other states account individually for less than	
% IO Loans	1.8%	3% of the Cut-off Date principal balance)	
		CA	38.1%
Lien Position		NY	6.8%
First	98.4%	FL	6.6%
Second	1.6%	IL	6.3%
		MA	4.5%
Product Type		NJ	3.7%
2/28 ARM (LIBOR)	64.5%	TX	3.3%
Fixed Rate	25.6%		
3/27 ARM (LIBOR)	8.4%	**Occupancy Status**	
Balloon	1.0%	Primary Home	90.7%
Other	0.5%	Investment	8.4%
		Second Home	0.9%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics -Aggregate

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	505	$17,825,364.72	1.61%
50,000.01 - 100,000.00	1,659	125,190,525.86	11.30
100,000.01 - 150,000.00	1,458	183,316,746.43	16.55
150,000.01 - 200,000.00	1,094	190,303,575.86	17.18
200,000.01 - 250,000.00	680	151,981,082.32	13.72
250,000.01 - 300,000.00	475	129,845,405.43	11.72
300,000.01 - 350,000.00	279	90,331,160.05	8.16
350,000.01 - 400,000.00	178	66,808,927.34	6.03
400,000.01 - 450,000.00	104	44,159,666.82	3.99
450,000.01 - 500,000.00	71	34,061,233.22	3.08
500,000.01 - 550,000.00	38	20,038,065.02	1.81
550,000.01 - 600,000.00	28	16,231,932.58	1.47
600,000.01 - 650,000.00	34	21,552,865.78	1.95
650,000.01 - 700,000.00	4	2,677,755.33	0.24
700,000.01 - 750,000.00	4	2,907,715.37	0.26
750,000.01 - 800,000.00	1	776,000.00	0.07
800,000.01 - 850,000.00	2	1,660,000.00	0.15
900,000.01 - 950,000.00	4	3,722,342.76	0.34
950,000.01 - 1,000,000.00	1	979,254.30	0.09
3,100,000.01 - 3,150,000.00	1	3,125,000.00	0.28
Total:	**6,620**	**$1,107,494,619.19**	**100.00%**

Minimum: $9,975.06
Maximum: $3,125,000.00
Weighted Average: $167,295.26

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	59	$15,018,150.78	1.36%
5.501 - 6.000	323	73,149,925.35	6.60
6.001 - 6.500	611	135,946,993.86	12.28
6.501 - 7.000	1,209	259,470,286.35	23.43
7.001 - 7.500	918	169,914,145.66	15.34
7.501 - 8.000	1,097	183,424,841.14	16.56
8.001 - 8.500	679	98,649,189.34	8.91
8.501 - 9.000	626	82,310,443.78	7.43
9.001 - 9.500	318	34,640,723.65	3.13
9.501 - 10.000	284	24,140,206.97	2.18
10.001 - 10.500	145	10,274,293.88	0.93
10.501 - 11.000	127	9,108,469.76	0.82
11.001 - 11.500	71	4,386,010.22	0.40
11.501 - 12.000	55	2,788,527.42	0.25
12.001 - 12.500	32	1,592,105.89	0.14
12.501 - 13.000	29	1,465,968.46	0.13
13.001 - 13.500	14	450,186.99	0.04
13.501 - 14.000	11	293,845.99	0.03
14.001 - 14.250	7	175,279.63	0.02
14.251 >=	5	295,024.07	0.03
Total:	**6,620**	**$1,107,494,619.19**	**100.00%**

Minimum: 4.625%
Maximum: 15.890%
Weighted Average: 7.460%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	7	$694,153.74	0.06%
171 - 180	474	33,214,258.66	3.00
181 - 240	119	12,651,205.39	1.14
241 - 300	1	183,754.29	0.02
301 - 360	6,019	1,060,751,247.11	95.78
Total:	**6,620**	**$1,107,494,619.19**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 353.1

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	9	$760,733.07	0.07%
171 - 180	472	33,147,679.33	2.99
181 - 240	119	12,651,205.39	1.14
241 - 300	1	183,754.29	0.02
301 - 360	6,019	1,060,751,247.11	95.78
Total:	**6,620**	**$1,107,494,619.19**	**100.00%**

Minimum: 119.0
Maximum: 360.0
Weighted Average: 352.7

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	7	$431,579.11	0.04%
20.001 - 30.000	24	2,160,488.60	0.20
30.001 - 40.000	49	5,661,879.26	0.51
40.001 - 50.000	126	19,281,775.55	1.74
50.001 - 60.000	263	45,205,322.39	4.08
60.001 - 70.000	727	127,573,354.04	11.52
70.001 - 80.000	2,438	428,965,346.57	38.73
80.001 - 90.000	1,936	342,868,251.25	30.96
90.001 - 100.000	1,050	135,346,622.42	12.22
Total:	**6,620**	**$1,107,494,619.19**	**100.00%**

Minimum: 13.040%
Maximum: 100.000%
Weighted Average: 80.150%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	15	$1,407,535.87	0.13%
451 - 500	9	1,255,775.34	0.11
501 - 550	1,183	187,531,969.71	16.93
551 - 600	1,515	242,425,036.58	21.89
601 - 650	2,137	361,101,067.50	32.61
651 - 700	1,113	196,841,109.17	17.77
701 - 750	502	89,928,900.18	8.12
751 - 800	143	26,595,853.48	2.40
801 >=	3	407,371.36	0.04
Total:	**6,620**	**$1,107,494,619.19**	**100.00%**

Non- Zero Minimum: 486
Maximum: 816
Non-Zero WA: 618

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	3,472	$596,870,472.36	53.89%
Purchase	2,332	363,301,526.55	32.80
Rate/Term Refinance	649	112,445,393.14	10.15
Debt Consolidation	152	32,762,434.12	2.96
Home Improvement	15	2,114,793.02	0.19
Total:	**6,620**	**$1,107,494,619.19**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	5,042	$818,640,291.39	73.92%
PUD	566	116,355,994.94	10.51
2-4 Family	558	108,269,693.42	9.78
Condo	399	59,428,850.21	5.37
Manufactured Housing	49	4,201,002.67	0.38
Townhouse	6	598,786.56	0.05
Total:	**6,620**	**$1,107,494,619.19**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
CA-S	1,277	$284,981,071.60	25.73%
CA-N	575	136,550,201.60	12.33
NY	322	75,296,184.06	6.80
FL	545	73,356,227.30	6.62
IL	422	69,691,715.65	6.29
MA	227	50,264,667.34	4.54
NJ	207	40,641,213.01	3.67
TX	316	36,464,947.17	3.29
CO	178	28,305,320.39	2.56
MI	243	24,404,386.33	2.20
VA	121	22,449,650.04	2.03
GA	182	21,140,120.29	1.91
PA	181	19,920,565.49	1.80
OH	211	19,112,519.31	1.73
AZ	140	18,055,720.88	1.63
WA	111	16,379,713.95	1.48
CT	96	15,693,790.26	1.42
NV	105	15,647,026.68	1.41
MD	90	15,104,772.80	1.36
MN	88	13,897,950.10	1.25
NC	111	11,602,764.51	1.05
RI	56	9,622,571.51	0.87
HI	42	9,564,370.10	0.86
MO	93	9,135,281.58	0.82
IN	77	7,431,199.13	0.67
WI	72	6,785,338.69	0.61
UT	56	6,528,881.35	0.59
OR	43	5,053,080.15	0.46
SC	44	4,707,473.33	0.43
TN	50	4,617,197.44	0.42
Other	339	35,088,697.15	3.17
Total:	**6,620**	**$1,107,494,619.19**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	1,709	$271,248,967.29	24.49%
1 Mos. Int. on UPB	2	290,700.00	0.03
1% of Amt. Prepaid	52	5,418,569.63	0.49
1% of Orig. Bal.	14	1,012,734.42	0.09
1% of UPB	242	24,536,276.69	2.22
2 Mos. Int. on Amt. Prepaid	5	629,326.76	0.06
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	16	2,922,227.00	0.26
2 Mos. Int. on 80% of UPB	48	7,296,123.76	0.66
2 Mos. Int. on UPB	29	3,501,166.48	0.32
2% of Amt. Prepaid	3	455,422.86	0.04
2% of UPB	218	32,669,086.81	2.95
3 Mos. Int. on 80% of UPB	166	34,665,843.52	3.13
3 Mos. Int. on UPB	18	4,336,072.00	0.39
3% 2% 1% of UPB	38	5,113,028.38	0.46
3% of UPB	9	1,040,300.99	0.09
5% 4% of UPB	10	1,569,783.06	0.14
5% 4% 3% of UPB	46	3,235,671.12	0.29
5% 4% 3% 2% 1% of UPB	4	213,000.00	0.02
5% of UPB	156	21,890,591.40	1.98
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	3,086	558,495,609.27	50.43
6 Mos. Int. on 80% of UPB	113	17,044,649.30	1.54
6 Mos. Int. on UPB	636	109,909,468.45	9.92
Total:	**6,620**	**$1,107,494,619.19**	**100.00%**

Documentation Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	4,262	$667,716,522.71	60.29%
Stated	1,984	373,855,794.79	33.76
Limited	196	30,486,557.29	2.75
No Documentation	154	30,283,601.19	2.73
No Ratio	24	5,152,143.21	0.47
Total:	**6,620**	**$1,107,494,619.19**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	22	$8,459,229.49	1.04%
3.001 - 3.500	53	10,234,113.52	1.26
3.501 - 4.000	201	40,575,311.97	4.99
4.001 - 4.500	243	48,792,937.25	6.00
4.501 - 5.000	430	79,077,249.63	9.73
5.001 - 5.500	760	124,171,883.03	15.28
5.501 - 6.000	915	179,964,035.73	22.14
6.001 - 6.500	877	162,602,531.58	20.01
6.501 - 7.000	457	78,933,597.29	9.71
7.001 - 7.500	273	44,534,456.06	5.48
7.501 - 8.000	135	20,139,608.96	2.48
8.001 - 8.500	61	8,582,362.05	1.06
8.501 - 9.000	34	3,458,348.64	0.43
9.001 - 9.500	12	1,076,710.69	0.13
9.501 - 10.000	12	1,512,109.27	0.19
10.001 >=	7	612,832.41	0.08
Total:	**4,492**	**$812,727,317.57**	**100.00%**

Minimum: 2.250%
Maximum: 10.750%
Weighted Average: 5.795%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	42	$8,993,733.98	1.11%
1.500	1	298,369.10	0.04
2.000	889	175,064,904.16	21.54
2.800	1	187,413.47	0.02
3.000	3,553	623,571,828.55	76.73
5.000	2	1,099,902.20	0.14
5.125	1	92,716.11	0.01
6.000	3	3,418,450.00	0.42
Total:	**4,492**	**$812,727,317.57**	**100.00%**

Minimum: 1.000%
Maximum: 6.000%
Weighted Average: 2.777%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	4,365	$783,316,746.32	96.38%
1.500	66	12,006,293.32	1.48
2.000	38	12,178,508.67	1.50
3.000	22	4,305,769.26	0.53
4.000	1	920,000.00	0.11
Total:	**4,492**	**$812,727,317.57**	**100.00%**

Minimum: 1.000%
Maximum: 4.000%
Weighted Average: 1.036%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
9.501 - 10.000	1	$139,831.78	0.02%
10.001 - 10.500	2	657,955.68	0.08
10.501 - 11.000	12	2,238,781.48	0.28
11.001 - 11.500	50	11,913,415.33	1.47
11.501 - 12.000	160	38,622,951.54	4.75
12.001 - 12.500	285	69,203,474.33	8.51
12.501 - 13.000	602	136,312,332.25	16.77
13.001 - 13.500	621	125,548,478.51	15.45
13.501 - 14.000	825	155,349,200.74	19.11
14.001 - 14.500	570	88,355,445.14	10.87
14.501 - 15.000	573	87,611,558.90	10.78
15.001 - 15.500	329	45,028,323.13	5.54
15.501 - 16.000	233	28,404,392.55	3.49
16.001 - 16.500	105	12,412,175.34	1.53
16.501 - 17.000	67	6,126,153.49	0.75
17.001 - 17.500	32	2,959,666.10	0.36
17.501 - 18.000	16	1,316,219.34	0.16
18.001 - 18.500	8	487,971.81	0.06
18.501 - 19.000	1	38,990.13	0.00
Total:	**4,492**	**$812,727,317.57**	**100.00%**

Minimum: 10.000%
Maximum: 18.550%
Weighted Average: 13.703%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 5.500	179	$44,832,391.17	5.52%
5.501 - 6.000	204	48,212,377.48	5.93
6.001 - 6.500	405	94,434,956.95	11.62
6.501 - 7.000	762	165,865,427.11	20.41
7.001 - 7.500	661	125,590,898.29	15.45
7.501 - 8.000	783	137,966,394.05	16.98
8.001 - 8.500	538	79,343,744.55	9.76
8.501 - 9.000	477	65,692,554.81	8.08
9.001 - 9.500	229	27,001,421.55	3.32
9.501 - 10.000	137	13,401,618.08	1.65
10.001 - 10.500	50	4,789,402.00	0.59
10.501 - 11.000	38	3,403,934.53	0.42
11.001 - 11.500	19	1,629,588.99	0.20
11.501 - 12.000	6	336,437.88	0.04
12.001 - 12.500	3	187,180.00	0.02
12.501 - 13.000	1	38,990.13	0.00
Total:	**4,492**	**$812,727,317.57**	**100.00%**

Minimum: 2.250%
Maximum: 12.550%
Weighted Average: 7.306%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2003-11	1	$72,387.70	0.01%
2004-02	1	48,616.34	0.01
2004-04	1	298,369.10	0.04
2004-07	6	618,357.97	0.08
2004-12	1	533,591.95	0.07
2005-01	1	95,539.93	0.01
2005-02	1	98,560.16	0.01
2005-03	3	559,308.18	0.07
2005-04	7	1,214,013.17	0.15
2005-05	18	3,206,978.23	0.39
2005-06	96	20,375,973.81	2.51
2005-07	68	11,064,187.90	1.36
2005-08	885	159,662,416.85	19.65
2005-09	2,122	367,115,350.60	45.17
2005-10	629	125,279,071.56	15.41
2005-11	120	24,391,099.00	3.00
2006-06	7	4,271,878.09	0.53
2006-07	6	1,149,457.02	0.14
2006-08	119	22,874,714.76	2.81
2006-09	314	51,894,813.21	6.39
2006-10	52	9,922,297.15	1.22
2006-11	16	3,105,619.00	0.38
2008-08	2	695,435.72	0.09
2008-09	7	2,391,822.69	0.29
2008-10	3	681,685.00	0.08
2018-09	6	1,105,772.48	0.14
Total:	**4,492**	**$812,727,317.57**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

SAIL 2003-BC12 Collateral Summary –Group 3

Total Number of Loans	639	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$245,064,965	Yes	27.4%
Average Loan Principal Balance	$383,513	No	72.6%
Fixed Rate	22.2%		
Adjustable Rate	77.8%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	76.7%	***(First Lien Loans with LTV > 80%)***	
Weighted Average Coupon	7.1%	Yes	64.7%
Weighted Average Margin	5.7%	No	35.3%
Weighted Average Initial Periodic Cap	2.8%		
Weighted Average Periodic Cap	1.1%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.3%	None	23.3%
Weighted Average Floor	6.8%	0.001-1.000	7.7%
Weighted Average Original Term (mo.)	355.7	1.001-2.000	49.1%
Weighted Average Remaining Term (mo.)	355.2	2.001-3.000	19.1%
Weighted Average Loan Age (mo.)	0.5	4.001-5.000	0.8%
Weighted Average Combined LTV	80.1%		
Non-Zero Weighted Average FICO	630	**Geographic Distribution**	
Non-Zero Weighted Average DTI	40.8%	(Other states account individually for less than	
% IO Loans	3.4%	3% of the Cut-off Date principal balance)	
		CA	58.9%
Lien Position		NY	7.1%
First	98.4%	FL	4.6%
Second	0.6%	IL	4.4%
		NJ	3.5%
Product Type		VA	3.1%
2/28 ARM (LIBOR)	68.4%		
Fixed Rate	21.4%		
3/27 ARM (LIBOR)	8.1%	**Occupancy Status**	
5/25 ARM (LIBOR)	1.0%	Primary Home	94.0%
Other	1.0%	Investment	4.2%
		Second Home	1.8%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics -Group 3

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	3	$114,762.26	0.05%
50,000.01 - 100,000.00	80	5,829,708.85	2.38
100,000.01 - 150,000.00	16	2,072,629.30	0.85
150,000.01 - 200,000.00	6	1,046,739.46	0.43
200,000.01 - 250,000.00	4	919,461.02	0.38
250,000.01 - 300,000.00	3	793,357.67	0.32
300,000.01 - 350,000.00	107	35,993,207.17	14.69
350,000.01 - 400,000.00	148	55,474,526.79	22.64
400,000.01 - 450,000.00	93	39,542,239.46	16.14
450,000.01 - 500,000.00	64	30,718,257.95	12.53
500,000.01 - 550,000.00	37	19,498,065.02	7.96
550,000.01 - 600,000.00	27	15,661,076.48	6.39
600,000.01 - 650,000.00	34	21,552,865.78	8.79
650,000.01 - 700,000.00	4	2,677,755.33	1.09
700,000.01 - 750,000.00	4	2,907,715.37	1.19
750,000.01 - 800,000.00	1	776,000.00	0.32
800,000.01 - 850,000.00	2	1,660,000.00	0.68
900,000.01 - 950,000.00	4	3,722,342.76	1.52
950,000.01 - 1,000,000.00	1	979,254.30	0.40
3,100,000.01 - 3,150,000.00	1	3,125,000.00	1.28
Total:	**639**	**$245,064,964.97**	**100.00%**

Minimum:	$27,333.83
Maximum:	$3,125,000.00
Weighted Average:	$383,513.25

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 5.500	16	$6,284,661.90	2.56%
5.501 - 6.000	58	24,108,604.88	9.84
6.001 - 6.500	94	42,075,862.66	17.17
6.501 - 7.000	169	75,145,671.80	30.66
7.001 - 7.500	86	36,506,252.24	14.90
7.501 - 8.000	72	28,518,182.17	11.64
8.001 - 8.500	39	14,719,494.59	6.01
8.501 - 9.000	40	10,547,752.92	4.30
9.001 - 9.500	9	1,483,736.55	0.61
9.501 - 10.000	24	3,037,448.45	1.24
10.001 - 10.500	7	497,668.65	0.20
10.501 - 11.000	13	1,138,645.94	0.46
11.001 - 11.500	5	363,659.53	0.15
11.501 - 12.000	5	310,860.33	0.13
12.001 - 12.500	1	64,524.48	0.03
12.501 - 13.000	1	261,937.88	0.11
Total:	**639**	**$245,064,964.97**	**100.00%**

Minimum: 4.625%
Maximum: 12.840%
Weighted Average: 7.057%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics-Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
171 - 180	35	$3,753,474.46	1.53%
181 - 240	16	3,165,340.54	1.29
301 - 360	588	238,146,149.97	97.18
Total:	**639**	**$245,064,964.97**	**100.00%**

Minimum: 180.0
Maximum: 360.0
Weighted Average: 355.7

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
171 - 180	35	$3,753,474.46	1.53%
181 - 240	16	3,165,340.54	1.29
301 - 360	588	238,146,149.97	97.18
Total:	**639**	**$245,064,964.97**	**100.00%**

Minimum: 173.0
Maximum: 360.0
Weighted Average: 355.2

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics-Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
20.001 - 30.000	1	$530,000.00	0.22%
30.001 - 40.000	1	500,000.00	0.20
40.001 - 50.000	3	4,060,000.00	1.66
50.001 - 60.000	25	11,200,178.52	4.57
60.001 - 70.000	63	27,980,202.12	11.42
70.001 - 80.000	221	93,232,088.23	38.04
80.001 - 90.000	220	79,872,681.52	32.59
90.001 - 100.000	105	27,689,814.58	11.30
Total:	**639**	**$245,064,964.97**	**100.00%**

Minimum:	26.500%
Maximum:	100.000%
Weighted Average:	80.115%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
451 - 500	1	$335,987.79	0.14%
501 - 550	71	30,007,786.28	12.24
551 - 600	116	39,933,295.31	16.29
601 - 650	227	93,437,049.48	38.13
651 - 700	141	53,539,538.63	21.85
701 - 750	63	21,050,766.55	8.59
751 - 800	20	6,760,540.93	2.76
Total:	**639**	**$245,064,964.97**	**100.00%**

Non- Zero Minimum:	500
Maximum:	795
Non-Zero WA:	630

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics-Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	296	$119,345,989.44	48.70%
Purchase	241	84,771,938.78	34.59
Rate/Term Refinance	71	26,849,810.61	10.96
Debt Consolidation	29	13,445,889.54	5.49
Home Improvement	2	651,336.60	0.27
Total:	**639**	**$245,064,964.97**	**100.00%**

Property Type	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	456	$184,046,204.67	75.10%
PUD	102	42,624,541.36	17.39
Condo	20	7,971,193.05	3.25
2-4 Family	12	6,222,023.22	2.54
Manufactured Housing	49	4,201,002.67	1.71
Total:	**639**	**$245,064,964.97**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics-Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	217	$85,804,020.91	35.01%
CA-N	145	58,536,295.91	23.89
NY	36	17,420,083.72	7.11
FL	32	11,330,212.19	4.62
IL	24	10,817,614.87	4.41
NJ	21	8,675,837.49	3.54
VA	17	7,571,882.11	3.09
MA	17	6,876,797.24	2.81
TX	19	6,149,307.37	2.51
CO	13	5,160,702.90	2.11
AZ	9	3,064,268.01	1.25
NV	8	2,986,164.62	1.22
MI	8	2,123,973.27	0.87
MN	5	2,014,789.55	0.82
CT	4	1,905,650.57	0.78
MD	5	1,789,400.66	0.73
WA	8	1,776,033.44	0.72
PA	5	1,728,842.69	0.71
NC	7	1,447,672.06	0.59
MO	4	1,231,293.26	0.50
UT	3	1,194,705.29	0.49
SC	6	767,807.58	0.31
DC	2	683,222.21	0.28
OH	5	663,551.78	0.27
GA	3	619,045.20	0.25
OR	2	424,661.77	0.17
OK	2	413,261.42	0.17
VT	1	405,184.94	0.17
DE	1	359,740.75	0.15
ME	1	350,742.11	0.14
Other	9	772,199.08	0.32
Total:	**639**	**$245,064,964.97**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
None	145	$57,208,682.06	23.34%
1% of Amt. Prepaid	1	519,128.04	0.21
1% of UPB	8	1,365,204.44	0.56
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	1	351,000.00	0.14
2 Mos. Int. on 80% of UPB	2	715,461.67	0.29
2% of UPB	16	6,487,164.99	2.65
3 Mos. Int. on 80% of UPB	8	2,964,193.62	1.21
3 Mos. Int. on UPB	3	1,255,800.00	0.51
3% 2% 1% of UPB	6	2,096,341.03	0.86
5% 4% of UPB	1	407,673.40	0.17
5% of UPB	6	2,443,235.57	1.00
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	363	136,104,510.91	55.54
6 Mos. Int. on 80% of UPB	8	2,902,040.73	1.18
6 Mos. Int. on UPB	71	30,244,528.51	12.34
Total:	**639**	**$245,064,964.97**	**100.00%**

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Full	359	$135,869,934.86	55.44%
Stated	239	93,114,630.65	38.00
Limited	21	7,573,861.88	3.09
No Documentation	17	7,303,063.26	2.98
No Ratio	3	1,203,474.32	0.49
Total:	**639**	**$245,064,964.97**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	6	$5,172,857.90	2.71%
3.001 - 3.500	6	2,283,047.54	1.20
3.501 - 4.000	23	11,492,302.29	6.03
4.001 - 4.500	27	11,002,476.56	5.77
4.501 - 5.000	35	13,872,820.85	7.28
5.001 - 5.500	69	24,569,606.45	12.89
5.501 - 6.000	134	58,387,180.87	30.62
6.001 - 6.500	91	39,289,405.92	20.61
6.501 - 7.000	39	14,273,267.13	7.49
7.001 - 7.500	18	7,262,512.22	3.81
7.501 - 8.000	6	1,919,147.00	1.01
8.001 - 8.500	4	1,150,015.19	0.60
Total:	**458**	**$190,674,639.92**	**100.00%**

Minimum: 2.250%
Maximum: 8.500%
Weighted Average: 5.657%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics- Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
1.000	5	$1,991,500.00	1.04%
2.000	94	38,609,025.80	20.25
3.000	356	145,814,114.12	76.47
5.000	1	920,000.00	0.48
6.000	2	3,340,000.00	1.75
Total:	**458**	**$190,674,639.92**	**100.00%**

Minimum: 1.000%
Maximum: 6.000%
Weighted Average: 2.839%

Periodic Cap			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
1.000	442	$180,203,862.50	94.51%
1.500	6	2,332,288.31	1.22
2.000	7	6,012,923.28	3.15
3.000	2	1,205,565.83	0.63
4.000	1	920,000	0.48
Total:	**458**	**$190,674,639.92**	**100.00%**

Minimum: 1.000%
Maximum: 4.000%
Weighted Average: 1.065%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics - Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 10.500	1	$533,591.95	0.28%
10.501 - 11.000	1	215,000.00	0.11
11.001 - 11.500	12	5,061,110.43	2.65
11.501 - 12.000	34	14,055,840.85	7.37
12.001 - 12.500	54	24,649,559.25	12.93
12.501 - 13.000	95	44,781,367.27	23.49
13.001 - 13.500	72	31,134,848.66	16.33
13.501 - 14.000	85	35,759,558.53	18.75
14.001 - 14.500	39	14,452,242.88	7.58
14.501 - 15.000	34	10,844,514.11	5.69
15.001 - 15.500	16	5,646,879.54	2.96
15.501 - 16.000	6	2,274,270.15	1.19
16.001 - 16.500	2	171,373.61	0.09
16.501 - 17.000	7	1,094,482.69	0.57
Total:	**458**	**$190,674,639.92**	**100.00%**

Minimum: 10.500%
Maximum: 17.000%
Weighted Average: 13.258%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics-Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	26	$15,027,079.73	7.88%
5.501 - 6.000	44	17,857,864.84	9.37
6.001 - 6.500	71	31,136,107.09	16.33
6.501 - 7.000	115	50,648,170.37	26.56
7.001 - 7.500	64	26,982,911.81	14.15
7.501 - 8.000	63	25,931,427.75	13.60
8.001 - 8.500	34	12,834,724.37	6.73
8.501 - 9.000	26	7,775,180.56	4.08
9.001 - 9.500	7	1,367,615.11	0.72
9.501 - 10.000	3	772,090.79	0.40
10.001 - 10.500	1	72,000.00	0.04
10.501 - 11.000	4	269,467.50	0.14
Total:	**458**	**$190,674,639.92**	**100.00%**

Minimum: 2.250%
Maximum: 11.000%
Weighted Average: 6.849%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics-Group 3 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
2003-11	1	$72,387.70	0.04%
2004-07	1	99,373.61	0.05
2004-12	1	533,591.95	0.28
2005-03	1	133,924.40	0.07
2005-04	1	383,651.96	0.20
2005-05	1	374,319.45	0.20
2005-06	10	3,828,326.69	2.01
2005-07	5	2,083,918.64	1.09
2005-08	88	36,034,557.64	18.90
2005-09	182	71,130,429.58	37.30
2005-10	93	41,919,302.53	21.98
2005-11	22	10,826,555.00	5.68
2006-06	1	3,125,000.00	1.64
2006-07	1	337,723.28	0.18
2006-08	13	5,536,215.11	2.90
2006-09	22	7,082,475.86	3.71
2006-10	7	3,191,900.00	1.67
2006-11	2	993,200.00	0.52
2008-08	1	515,533.52	0.27
2008-09	3	1,474,756.00	0.77
2008-10	1	467,497.00	0.25
2018-09	1	530,000.00	0.28
Total:	**458**	**$190,674,639.92**	**100.00%**

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).